Filed by First Trust Exchange Traded Fund
                                                         (File Number 811-21774)
                           Pursuant to Rule 425 under the Securities Act of 1933

                        Subject Company: First Trust Value(R) Line Dividend Fund
                                                         (File Number 811-21381)




FIRST TRUST VALUE LINE(R)
DIVIDEND FUND
                                                              November 22, 2006

                        NOTICE: MEETING DATE APPROACHING

Dear Shareholder:

Our records indicate that we have not yet received your important proxy vote for the December 11th Special Meeting of Shareholders. If you have voted since this letter was mailed we thank you for casting your vote. Otherwise, please act now to insure that your shares are represented at this Meeting. An important change is being voted on that will significantly affect your investment.

                                WHAT'S HAPPENING?

Your Fund's Board of Trustees has unanimously approved an Agreement and Plan of Reorganization to reorganize your Fund with and into FIRST TRUST VALUE LINE(R) DIVIDEND INDEX FUND, a newly created, diversified series of the First Trust Exchange-Traded Fund. More information can be found in the prospectus/proxy statement. Among the factors considered by your Board of Trustees were:

     o The Reorganization should significantly reduce or eliminate the discount to net asset value at which shares of your Fund have historically traded

     o The new exchange traded fund will have a LOWER MANAGEMENT FEE AND LOWER TOTAL FUND OPERATING EXPENSE RATIO than your current Fund for at least two years following the Reorganization

PLEASE TAKE A MOMENT TO CAST YOUR VOTE TODAY. Another copy of your ballot(s) has been enclosed with this letter for your convenience. The following voting options have been set up for your convenience.

[GRAPHIC OMITTED]  1.  VOTE BY TOUCH-TONE PHONE. You may cast your vote by telephone by calling the toll-free number found on the enclosed proxy ballot(s).

[GRAPHIC OMITTED]  2.  VOTE THROUGH THE INTERNET. You may cast your vote using the Internet by logging into the Internet address located on the enclosed proxy ballot(s) and following the instructions on the website.

[GRAPHIC OMITTED]  3.  VOTE BY MAIL. You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided. If convenient for you, PLEASE utilize one of the first three options above to ensure that your response is received in time for the Special Meeting on December 11th, 2006.

Please do not hesitate to CALL TOLL-FREE 1-800-761-6707 if you have any questions regarding this matter.

Sincerely,

/s/ James A. Bowen

James A. Bowen
Chairman of the Board

                  ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

         In connection with the proposed reorganization, your Fund filed a registration statement, which includes a prospectus/proxy statement dated October 17, 2006, that has been sent to each of the shareholders of your Fund, and your Fund may file other relevant documents concerning the proposed reorganization with the Securities and Exchange Commission (SEC). Shareholders are urged to read the registration statement and the prospectus/proxy statement regarding the proposed reorganization and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

         You will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about your Fund, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing First Trust Advisor's website at www.ftadvisors.com. Copies can also be obtained, free of charge, by directing a request to First Trust Advisors L.P., 1001 Warrenville Road, Suite 300, Lisle, Illinois 60532, telephone number: (800) 988-5891.

         Your Fund, its trustees and executive officers, and First Trust Advisors, its officers and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of your Fund in connection with the proposed reorganization. Information about the trustees and executive officers of your Fund is set forth in the prospectus/proxy statement. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the prospectus/proxy statement regarding the proposed reorganization. You may obtain free copies of these documents as described above.